FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

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Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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Contact:	Dan Suesskind, Chief Financial Officer,	Teva Pharmaceutical Industries Ltd.	972-2-589-2840
	Bill Fletcher, President and CEO,	Teva North America	(215) 591-3000
	Dorit Meltzer, Director, Investor Relations,	Teva Pharmaceutical Industries Ltd.	972-3-926-7554
FOR IMMEDIATE RELEASE

TEVA REPORTS Q1 SALES INCREASED 39% TO $757 MILLION
Q1 EPS INCREASED 56% TO $0.50

  All time high Q1 gross profit, operating and net income margins
  Q1 Global in-market sales of Copaxone® totaled $156 million ,up 44%
  Q1 Cash flow  of  $204 Million

Jerusalem, Israel, May 1, 2003 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported net income of $138 million for the first quarter of 2003 and fully diluted EPS of $0.50, an increase over the first quarter of 2002 of 61% and 56%, respectively. Net sales for the quarter increased 39% to $757 million, with North America accounting for 64% of these sales and Europe for 25%.

"Our strategic emphasis on global leadership in generic drugs and neurology allows us to report on another strong quarter, reinforced by all-time high profit margins", said Israel Makov, Teva's President and Chief Executive Officer.  "Mirtazapine, launched in Q1, and Amox/Clav, launched in Q4/02, complemented an increasingly robust core business. The scale of our global drug development effort, combined with our determination to meet the challenges involved in the early launch of generic products, will continue to provide tremendous value to our customers, patients and shareholders.  First quarter results were also enhanced by the growing demand for Copaxone®.  In addition, our recent clinical success with rasagiline reinforces the strong prospects for our specialty neurology business".

North American pharmaceutical sales (including Copaxone®) totaled $427 million this quarter compared to $303 million in the first quarter of 2002, an increase of 41%. This increase was mainly attributable to sales of Amox/Clav and Mirtazapine, and the cumulative effect of ten additional generic products that were not sold during the comparable quarter of 2002, as well as increased sales of Copaxone®.

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Pharmaceutical sales in Europe (including Copaxone®) increased 56% in the quarter to $163 million. This was mainly attributable to the inclusion of Teva Classics (France) sales that were not included in the first quarter of 2002, as well as increased generic sales, and continued growth of Copaxone®. All these, also benefited from the revaluation of the Euro (22%) and other European currencies (British Pound - 11% and Hungarian Forint -18%) against the U.S. dollar, compared with Q1 of 2002.

Global in-market sales of Copaxone® this quarter were $156 million, an increase of 44%.  U.S. sales increased by 27% over the first quarter of 2002 to $109 million, in line with our quarterly targets and reflected a higher growth rate in prescriptions than that of the overall U.S. multiple sclerosis (MS) market. Sales outside the U.S., mainly in Europe, increased by 109%, to $47 million.

API sales to third parties totaled $88 million, an increase of 43% from the first quarter of 2002. Overall, API sales, including internal sales to Teva`s pharmaceutical businesses, were $169 million, an increase of 56% over the comparable 2002 quarter.

Teva's gross profit margin reached an exceptionally high rate of 46.0% for the first quarter of 2003 compared to 43.8% for the first quarter in 2002. This reflects a favorable product mix this quarter, due to newly launched products, such as Mirtazapine and Amox/Clav, higher Copaxone® sales, as well as a stable pricing environment in the U.S.

Gross R&D spending for the reported quarter grew by 24% over the comparable quarter of 2002, while net R&D was 32% higher as a result of lower levels of third party participation in Teva`s R&D.

Selling, General and Administrative (SG&A) expenses increased at a lower rate than sales. SG&A represent 16.2% of sales compared to 17.0% in the first quarter of 2002.

The tax rate for the first quarter was 21.5%, significantly higher than that of the first quarter of 2002 (17.6%) and that of the full year of 2002 (17.0%), primarily as a result of the anticipated expiration of certain tax benefits relating to Copaxone®.

Cash flow generated from operating activities for the first quarter of 2003 amounted to $204 million, as compared with $354 million in all of 2002.

Dividend

The Board of Directors, at its meeting on April 30, 2003, declared a cash dividend per ADR for the first quarter of 2003 of NIS 0.33 (approx. 7.3 cents according to the rate of exchange on April 29, 2003). The record date will be May 12, 2003, and the payment date will be May 27, 2003. Tax will be withheld at a rate of 19%.

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Conference Call Details

Teva will host a conference call to discuss the Company`s first quarter results on Thursday, May 1st, 2003 at 10:00 a.m. ET. The call will be webcast and can be accessed through the Company`s website at www.tevapharm.com. Following the conclusion of the call, a rebroadcast will be available until May 8, 2003, midnight ET on the website or by calling 1-(888) 567-0678 in the U.S. or ++1-(402) 530-0420 outside the U.S. No access code is required.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Close to 90% of Teva`s sales are in North America and Europe. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva`s ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

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Consolidated Statements of Income

(in millions, except earnings per ADR )

	Three Months Ended March 31
	2003	2002
	U.S. Dollars

NET SALES	757.4	545.1
COST OF SALES	409.0	306.6
GROSS PROFIT	348.4	238.5
R&D EXPENSES	49.7	40.0
LESS PARTICIPATIONS & GRANTS	3.3	4.9
R&D EXPENSES - net	46.4	35.1
SG&A EXPENSES	122.7	92.2
OPERATING INCOME	179.3	111.2
FINANCIAL EXPENSES - net	4.0	7.3
INCOME BEFORE TAXES	175.3	103.9
INCOME TAXES	37.7	18.3
	137.6	85.6
PROFIT ON EQUITY INVESTMENTS	0.1	0.5
MINORITY INTERESTS	-	(0.5)
NET INCOME	137.7	85.6

EARNINGS PER ADR:
Basic ($)	0.52	0.32
Diluted ($)	0.50	0.32

WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	265.1	264.4
Diluted	282.8	280.8

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Balance Sheet Data

(in millions)

	March 31 2003	December 31 2002
	U.S. Dollars
ASSETS

CURRENT ASSETS	3,046.2	2,901.4
INVESTMENTS & OTHER ASSETS	371.5	313.5
FIXED ASSETS - net	694.4	675.4
INTANGIBLE ASSETS - net	760.6	736.5
TOTAL ASSETS	4,872.7	4,626.8

LIABILITIES AND SHAREHOLDERS` EQUITY

CURRENT LIABILITIES	1,620.1	1,524.2
LONG-TERM LIABILITIES	456.1	458.3
MINORITY INTERESTS	4.9	4.9
CONVERTIBLE SENIOR DEBENTURES	810.0	810.0
SHAREHOLDERS` EQUITY	1,981.6	1,829.4
TOTAL LIABILITIES & SHAREHOLDERS` EQUITY	4,872.7	4,626.8

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Sales for the Quarter January - March 2003 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2003	2002	% Change	% of Total

North America	480.7	338.1	42.2%	63.5%
Europe	191.8	127.9	50.0%	25.3%
Rest of the World	84.9	79.1	7.3%	11.2%
Total	757.4	545.1	39.0%	100.0%

Sales by Business Segments

Sales For the Period	2003	2002	% Change	% of Total

Pharmaceutical	664.8	478.9	38.8%	87.8%
A.P.I.	88.1	61.5	43.3%	11.6%
Veterinary and Other	4.5	4.7	(4.3)%	0.6%
Total	757.4	545.1	39.0%	100.0%

Pharmaceutical Sales

Sales For the Period	2003	2002	% Change	% of Total

North America	426.8	303.4	40.7%	64.2%
Europe	162.6	104.3	55.9%	24.5%
Rest of the World	75.4	71.2	5.9%	11.3%
Total	664.8	478.9	38.8%	100.0%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: May 1, 2003

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